UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              CARDIOME PHARMA CORP.
                              ---------------------
                                (Name of Issuer)

                                  Common Shares
                                  -------------
                         (Title of Class of Securities)

                                    14159U202
                                    ---------
                                 (CUSIP Number)

                                 January 1, 2009
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                 --------------------
CUSIP No. 14159U202                        13G              Page 2 of 14 Pages
---------------------------                                 --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           S.A.C. Capital Advisors, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          2,500,000 (see Item 4)
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,500,000 (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,500,000 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.9% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------------                                 --------------------
CUSIP No. 14159U202                        13G              Page 3 of 14 Pages
---------------------------                                 --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           S.A.C. Capital Advisors, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          0 (see Item 4)
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0 (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------------                                 --------------------
CUSIP No. 14159U202                      13G                Page 4 of 14 Pages
---------------------------                                 --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           S.A.C. Capital Management, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          0 (see Item 4)
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0 (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------------                                 --------------------
CUSIP No. 14159U202                      13G                Page 5 of 14 Pages
---------------------------                                 --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CR Intrinsic Investors, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          3,890,854* (see Item 4)
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,890,854* (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,890,854* (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.1%* (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------------                                 --------------------
CUSIP No. 14159U202                      13G                Page 6 of 14 Pages
---------------------------                                 --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CR Intrinsic Investments, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Anguilla, British West Indies
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          3,890,854* (see Item 4)
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,890,854* (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,890,854* (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.1%* (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------------                                 --------------------
CUSIP No. 14159U202                      13G                Page 7 of 14 Pages
---------------------------                                 --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           S.A.C. Capital Advisors, Inc.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          2,500,000 (see Item 4)
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,500,000 (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,500,000 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.9% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------------                                 --------------------
CUSIP No. 14159U202                      13G                Page 8 of 14 Pages
---------------------------                                 --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Steven A. Cohen
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          6,390,854* (see Item 4)
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            6,390,854* (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,390,854* (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.99%* (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                                EXPLANATORY NOTE

As of January 1, 2009, each of S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") and S.A.C. Capital Management, LLC ("SAC Capital Management" and, together with SAC Capital Advisors, the "Predecessor Advisors") assigned to S.A.C. Capital Advisors, L.P. ("SAC Capital Advisors LP") all of its rights and responsibilities under its investment management agreements with certain private investment funds. This Schedule 13G reflects the replacement of the Predecessor Advisors with SAC Capital Advisors LP as a reporting person.

Item 1(a)           Name of Issuer:
                    --------------

                    Cardiome Pharma Corp.

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada V6T 1Z3

Items 2(a)          Name of Person Filing:
                    ---------------------

                    This statement is filed by: (i) SAC Capital Advisors LP with respect to Shares of the Issuer beneficially owned by S.A.C. Capital Associates, LLC ("SAC Capital Associates"); (ii) S.A.C. Capital Advisors; (iii) S.A.C. Capital Management;
                    (iv) CR Intrinsic Investors, LLC ("CR Intrinsic Investors") with respect to Shares beneficially owned by CR Intrinsic Investments, LLC ("CR Intrinsic Investments"); (v) CR Intrinsic Investments with respect to shares beneficially owned by it; (vi) S.A.C. Capital Advisors, Inc. ("SAC Capital Advisors Inc.") with respect to Shares beneficially owned by SAC Capital Advisors LP and SAC Capital Associates; and (vii) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, CR Intrinsic Investors and CR Intrinsic Investments.

                    SAC Capital Advisors LP, SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, CR Intrinsic Investments, SAC Capital Advisors Inc. and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors, CR Intrinsic Investors, SAC Capital Advisors Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902; (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022; and (iii) CR Intrinsic

                    Investments is Box 174, Mitchell House, The Valley, Anguilla, British West Indies.

Item 2(c)           Citizenship:
                    -----------

                    SAC Capital Advisors LP is a Delaware limited partnership. SAC Capital Advisors, SAC Capital Management, and CR Intrinsic Investors are Delaware limited liability companies. SAC Capital Advisors Inc. is a Delaware corporation. CR Intrinsic Investments is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Shares

Item 2(e)           CUSIP Number:
                    ------------

                    14159U202

Item 3              Not Applicable

Item 4              Ownership:
                    ---------

                    The percentages used herein are calculated based upon the Shares issued and outstanding as of November 14, 2008 as reported on the Issuer's third quarter report attached to Form 6-K filed with the Securities and Exchange Commission by the Issuer for the period ended September 30, 2008.

                    As of the close of business on January 5, 2009

                    1. S.A.C. Capital Advisors, L.P.
                    (a)    Amount beneficially owned: 2,500,000
                    (b)    Percent of class: 3.9%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: 2,500,000
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           2,500,000

                    2. S.A.C. Capital Advisors, LLC
                    (a)    Amount beneficially owned: -0-
                    (b)    Percent of class: 0%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: -0-
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           -0-

                    3. S.A.C. Capital Management, LLC
                    (a)    Amount beneficially owned: -0-

                    (b)    Percent of class: 0%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: -0-
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           -0-

                    4. CR Intrinsic Investors, LLC
                    (a)    Amount beneficially owned: 3,890,854*
                    (b)    Percent of class: 6.1%*
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: 3,890,854*
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           3,890,854*

                    5. CR Intrinsic Investments, LLC
                    (a)    Amount beneficially owned: 3,890,854*
                    (b)    Percent of class: 6.1%*
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: 3,890,854*
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           3,890,854*

                    6. S.A.C. Capital Advisors, Inc.
                    (a)    Amount beneficially owned: 2,500,000
                    (b)    Percent of class: 3.9%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: 2,500,000
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           2,500,000

                    7. Steven A. Cohen
                    (a)    Amount beneficially owned: 6,390,854*
                    (b)    Percent of class: 9.99%*
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: 6,390,854*
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           6,390,854*

                    *CR Intrinsic Investments, LLC holds Series A Preferred Shares of the Issuer (the "Preferred Shares") which are convertible into a total of 2,272,727 Shares. The Preferred Shares contain certain restrictions on their conversion, including an issuance limitation prohibiting the holder and its affiliates from converting the Preferred Shares to the extent that such conversion would result in the beneficial ownership by such holder and its affiliates of more than 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of shares upon conversion of the Preferred Shares (the "Blocker").

                    If the Blocker were not in place, as of the date hereof, CR Intrinsic Investments may be deemed to own 5,955,227 Shares (representing 3,682,500 Shares and conversion of all 2,272,727 Shares issuable upon conversion of the Preferred Shares). The Shares reported in this Schedule 13G do not include 2,064,373 Shares issuable upon conversion of the Preferred Shares as a result of the Blocker.

                    SAC Capital Advisors LP, CR Intrinsic Investors, SAC Capital Advisors Inc. and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to the securities held by SAC Capital Associates. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Mr. Cohen controls SAC Capital Advisors Inc. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Mr. Cohen controls each of SAC Capital Advisors Inc. and CR Intrinsic Investors. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 2,500,000 Shares (constituting approximately 3.9% of the Shares outstanding) and (ii) each of CR Intrinsic Investors and Mr. Cohen may be deemed to beneficially own 3,890,854* Shares (constituting approximately 6.1%*of the Shares outstanding). Each of SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                    securities, check the following.   [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    Not Applicable

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members
                    --------------------------------------------
                    of the Group:
                    ------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification:
                    -------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2009

S.A.C. CAPITAL ADVISORS, L.P.

By:     /s/ Peter Nussbaum
        -----------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person

S.A.C. CAPITAL ADVISORS, LLC

By:     /s/ Peter Nussbaum
        -----------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC

By:     /s/ Peter Nussbaum
        -----------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person

CR INTRINSIC INVESTORS, LLC

By:     /s/ Peter Nussbaum
        -----------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person

CR INTRINSIC INVESTMENTS, LLC

By:     /s/ Peter Nussbaum
        -----------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person

S.A.C. CAPITAL ADVISORS, INC.


By:     /s/ Peter Nussbaum
        -----------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person

STEVEN A. COHEN

By:     /s/ Peter Nussbaum
        -----------------------------------
Name:   Peter Nussbaum
Title:  Authorized Person